May 19, 2026

Elon Musk
Chief Executive Officer
Space Exploration Technologies Corp.
1 Rocket Road
Starbase, Texas 78521

        Re: Space Exploration Technologies Corp.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 7, 2026
            CIK No. 0001181412
Dear Elon Musk:
     We have reviewed your amended draft registration statement and have the following comments.
        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
April 24, 2026 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
General
1. Please ensure your disclosure summarizes any known material events and uncertainties related to your AI segment, including material changes to strategy or corporate structure.
       In this regard, we note that Mr. Musk recently stated that    xAI was
not built right the first
       time around, so is being rebuilt from the foundations up    and that
xAI will be dissolved
       as a separate company, so it will just be SpaceXAI, the AI products from SpaceX.
       Additionally, we note news reports highlighting the departures of xAI co-founders and other employees, decreases in downloads of the Grok app and Grok user activity, the collaboration with Cursor and the agreement to provide Anthropic with access to all of
       COLOSSUS    compute capacity.
 May 19, 2026
Page 2
Glossary of Terms, page iv
2. We note in the revised definition of MAU you provided in response to prior comment 2 that you identify and account for users who "may" access the applicable platforms. Please further revise to clarify whether your definition of MAU includes users who have not registered for an X or Grok account.
3. We note your responses to prior comments 8, 16 and 27 concerning Starship and orbital
       AI compute, including your statements that Starship is the active testing and development phase and expected to commence payload delivery to orbit in the second half of 2026 and that you may potentially begin deploying orbital AI compute satellites in 2028. Please revise your glossary definitions of Starship and orbital AI compute to also include the above statements. Additionally, revise your prospectus summary discussion of AI orbital compute on page 2 to clarify when you may potentially begin deploying AI compute satellites.
Prospectus Summary, page 1
4. On page F-62, you disclose that you entered into a cloud services agreement with a third party to provide access to COLOSSUS on May 3, 2026. Recent news articles reported that the agreement is with Anthropic and it allows for Anthropic to use all of COLOSSUS'
      compute capacity. Please consider adding a recent developments discussion in your summary to describe this agreement in more detail. Additionally, where appropriate, please revise to discuss the impacts of this agreement on your own AI models, such as reduced computational resources available to support the training and inference demands of your AI models.
Overview, page 1
5. Your response to prior comment 2 states that management does not use MAUs as a key business metric to manage the AI business and that the MAU metric was included to convey the size and engagement of your user base as you believe this is useful context for investors in understanding your platform. Further, we note your added disclosure that you track the subset of users who have used Grok's AI features. As we believe this information would provide additional useful context for investors, please revise here to also disclose the subset of MAUs who have used Grok's AI features. Additionally, you state on page 95 that you had 6.3 million active paid subscribers as of March 31, 2026. Please revise to disclose the number of active paid subscribers for your Grok subscription offerings, such as SuperGrok, SuperGrok Heavy, SuperGrok Lite, and those that subscribe to your X subscription offerings, such as X Premium or Premium+.
Who We Are, page 4
6. Your response to prior comment 5 appears to indicate that anticipated timelines, milestones and capital expenditures for your Terafab project have not yet been determined.
       Please revise here to state this to provide material context to your existing disclosure.
Recent Developments: Collaboration with Cursor, page 12
7. Please revise to disclose here both the predetermined purchase price and combined fees under the option and compute agreements.
 May 19, 2026
Page 3
Risk Factors
Our bylaws place restrictions on the forum, venue and procedures for legal actions..., page 59
8. We note that your bylaws that will be effective upon the completion of this offering now state that the Texas Business Court will be the exclusive forum for any action based on federal securities laws. Accordingly, it appears that the exclusive forum provision is intended to apply to actions arising under the Securities Act and Exchange Act. Please be advised that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision is intended to apply to Securities Act and Exchange Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision because of the above and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To the extent you believe the exclusive forum provision will not apply to Securities Act or Exchange Act claims, or any direct action to enforce rights under the Exchange Act or Securities Act, please state this.
9. This risk factor discusses Other Disputes as well as various arbitration procedures. Please revise to ensure you define Other Disputes upon first use and to include a summary of the mandatory arbitration provision found in Section 10.2(b) of the bylaws that will be in effect upon the completion of this offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consumer and Enterprise Applications, page 82
10. We note your response to prior comment 17 stating that management does not use any metrics related to subscribers, conversion of users to subscribers or revenue per subscriber/customer to manage the AI business. We also note your disclosure here that a growing portion of your users are paying subscribers. Please revise to disclose a metric that provides additional numerical context for the statement that your percentage of users who are paying subscribers is growing.
Components of Results of Operations
AI, page 98
11. Please revise to clarify if the $8.5 billion deferred services fee to Cursor would be recorded as a one-time AI segment expense regardless of whether you exercise the option to acquire Cursor. Refer to Item 303(b)(2)(ii) of Regulation S-K. Comparison of the Years Ended December 31, 2025 and 2024, page 105
12. We note your response to prior comment 20. For all periods presented, please revise to address the underlying reasons for changes in your provision for (benefit from) income taxes. For example, it is unclear why you recognized a substantial valuation allowance during 2025 but released a partial valuation allowance against net deferred tax assets in
       2024.
 May 19, 2026
Page 4
Business
AI, page 165
13. We note your disclosure that you seek to grow X monetization and that your AI segment has two sources of revenue, Advertising and AI Solutions and Infrastructure. To the extent material to investors' understanding of the elements of your advertising revenue, please revise to discuss any user engagement metrics or other data utilized by the company or provided to potential advertisers to determine advertising rates or fees paid, including how
      Grok API access is incorporated into those advertising rates. Connectivity, page 170
14. We note your response to prior comment 28. We further note that your Gen2 service
      "requires a license transfer, a constellation license, and spectrum usage approvals" and that you expect to receive "applicable U.S. authorizations in the second or third quarter of
      2026," while the EchoStar spectrum transaction is not expected to close until approximately November 30, 2027. Please revise to clarify whether the Q2/Q3 2026 authorizations are sufficient to commence commercial Gen2 service in the United States.
      In addition, revise to address the status of ITU coordination and timeline for your V2
      Mobile satellite constellation, and its potential impact on your ability to operate the V2
      Mobile constellation on your anticipated schedule. Finally, revise to address the regulatory approval status for Starlink Mobile Gen1 and Gen2 services in the major markets or regions you operate, including whether Gen2 applications have been filed, the expected timeline for approval and whether any major market has denied or is likely to deny authorization.
Our Solutions & Services, page 175
15. Please revise your disclosures on page 179 to explain that while your Falcon 9 boosters may be qualified for up to 40 flights, you assume a maximum useful life of 25 flights for depreciation purposes, based upon forecasted utilization. Please further explain, as you do in your response to prior comment 40, the factors considered in determining forecasted utilization (such as customer acceptance limits that prohibit the use of vehicles that have flown more than a certain number of launches and the strategic shift to Starship).
Infrastructure and Facilities, page 199
16. We note your response to prior comment 42. Please revise your discussion on page 204
       (and elsewhere as appropriate) to disclose how your lease arrangements with government entities are different from typical commercial arrangements with respect to capital improvements and the installation of real property that will continue to have benefits after the end of the lease.
Certain Relationships and Related Person Transactions
Transactions with Valor Equity Partners and Affiliated Entities, page 241
17. On page F-62, you disclose that you entered into a five-year equipment lease agreement with Valor for certain AI infrastructure hardware for total undiscounted lease payments of
       $6,587 million. Please ensure you discuss this transaction here or advise.
 May 19, 2026
Page 5
Description of Capital Stock
Exclusive Forum and Venue and Arbitration, Jury Trial Waiver, page 251
18. Section 10.2(a) of your bylaws states that certain disputes will be subject to mandatory
      arbitration    [t]o the extent a court of competent jurisdiction
determines in a final and
      unappealable judgment that an Internal Dispute is not subject to the sole and exclusive
      venue and forum or jurisdiction of the Business Court.    Please revise
your prospectus to
      describe how you expect this provision to work. Include a discussion of whether an investor would have to first obtain such a judgment prior to proceeding to arbitration for
      claims     such as Exchange Act claims     where federal law grants
exclusive jurisdiction to
      the federal courts.
19. We note the revisions made in response to prior comment 36. Section 10.2(g)(i) of your
      bylaws states that    [i]f more than three claims arising from the same
or similar conduct,
      transaction, or occurrence are submitted to arbitration pursuant to this
Section 10.2 within
      any three-year period, all but the first-filed claim shall be stayed pending final resolution
      of that first-filed claim.    Please revise your prospectus to describe
how the final resolution
      of the first-filed claim will impact the claims that were stayed. For example, clarify whether the decision in the first-filed claim will then also apply to the stayed claims or whether the stayed claims will then be allowed to proceed to their own separate arbitration proceedings.
Audited Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8
20. We note your response to prior comment 38 and your disclosure beginning on page F-56.
       Please revise to disclose the amount of related party property, plant, and equipment purchases on the face of your cash flow statements for all periods presented.
Note 2 - Summary of Significant Accounting Policies
Property, Plant, and Equipment, net, page F-13
21. Please revise your disclosure at the top of page F-14 to clarify that capitalized satellite launch costs incurred by the Space segment include the value of consumed flight vehicle hardware, consistent with your response to prior comment 41.
Note 3 - Revenue, page F-22
22. We note your response to prior comment 54. Please revise your disclosure on page F-22 to clarify that enterprise & government revenues within the Connectivity segment include revenues from Starlink Mobile service offerings.
Note 19 - Segments, page F-57
23.    We note your response to prior comment 55 and your disclosure on page
90. You indicate
       that the CODM receives and reviews segment forecasts, including forecasted capital expenditures by segment. Further, you state that these forecasts comprise part of the information used to assess overall performance and make resource allocation decisions. Please refer to ASC 280-10-50-25(b) and revise your segment footnote to disclose actual capital expenditures by segment for each period presented.
 May 19, 2026
Page 6
Unaudited Consolidated Financial Statements
Note 6 - Intangible Assets and Goodwill, page F-73
24. We note your response to prior comment 49 in which you indicate that the AI segment has two reporting units. As mentioned in comment 1 above, we also note recent statements made by Mr. Musk and news reports about changes to the AI segment. To the extent that one of the reporting units within the AI segment includes assets associated with the former
       xAI business, please tell us how you considered the need to perform an interim goodwill impairment assessment for that reporting unit as of March 31, 2026. Your response should also tell us how you considered the need to perform impairment testing as of March 31,
       2026 for any other long-lived assets and intangible assets associated with the former xAI business. Refer to ASC 350-20-35-30, 350-40-35-1, and 360-10-35-21.
Note 20 - Subsequent Events, page F-96
25.    Please revise to address the following:
           Disclose the material terms of your May 2026 cloud services agreement to provide access to COLOSSUS, including material rights and obligations, contract duration, contract value, and payment terms.
           Describe the material terms of your agreement for the purchase of gas turbines and clarify the significance of this purchase to your business.
       Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Hillary H. Holmes